EXHIBIT 12.1
                 MID-ATLANTIC REALTY TRUST & SUBSIDIARIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED
CHARGES (1)
            (AMOUNTS IN THOUSANDS, EXCEPT FOR RATIO
INFORMATION)

                                              Years ended December 31,
                                   1997     1996     1995     1994     1993
Earnings (loss) from
     operations (2)               $6,802  3,208   2,444   1,713   (2,030)
Less: sales of residential
     property, net of cost of
     residential property sold       -        -        -       -       (24)
Add:
  Interest expense(3)             12,555   12,354   11,928   10,876   12,691
  Interest portion of rentals (4)    225      227      113       97       84
  Earnings available for fixed
       charges                   $19,582   15,789   14,485   12,686   10,721

Fixed Charges:
  Interest expense (3)           $12,555   12,354   11,928   10,876   12,691
  Interest capitalized               445      104      565       31       -
  Interest portion of rentals (4)    225      227      113       97       84
Fixed Charges                    $13,225   12,685   12,606   11,004   12,775

Ratio of earnings to fixed
   charges                       $  1.48     1.24     1.15     1.15       -

Excess of Fixed Charges
    over Earnings                $     -        -        -        -      2,054

There were no preferred shares outstanding during any of the periods above, and therefore the ratio of earnings to combined fixed charges and preferred shares dividend requirements would have been the same as the ratio of earnings to fixed charges for the periods indicated.

(1) Mid-Atlantic Realty Trust, the "Company", is the successor to the operations of BTR Realty, Inc. , the predecessor company. The computations above use the Consolidated Financial Statements of Mid-Atlantic Realty Trust for the years ended December 31, 1997, 1996, 1995, and 1994 and the period
September 11, 1993 (commencement of operations) through December 31,
1993,
and also includes the Consolidated Financial Statements of BTR Realty, Inc.
for the periods January 1, 1993 through September 10, 1993.

(2) Effective January 1, 1996, the Company changed its reporting of gains or losses on sales of properties held for sale. During the year ended December 31, 1995, and previously, gains or losses on sales of properties held for sale had been included in revenues in the consolidated statement of operations and were therefore included in earnings from operations. The Company is not in the business of buying land for resale. Therefore, management believes gains or losses on sales of properties held for sale should not be included in earnings or losses from operations, and should be an adjustment to earnings from operations to arrive at net earnings. The comparative prior year earnings (losses) from operations have been reclassified to reflect this change.

(3) Effective January 1, 1996, the Company changed its reporting of amortization of deferred financing costs. During the year ended December 31,
1995, and previously, the annual amortization of deferred financing costs was
reported in the depreciation and amortization of property and improvements
expense line in the consolidated statements of operations.   In 1996, the
Company began reporting the amortization of deferred financing costs in the interest expense line in the consolidated statement of operations. The comparative prior year interest expense amounts above have been reclassified to reflect this change.

(4) Amounts reflect a one-third portion of rentals, the portion deemed representative of the interest factor.